Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi to create new industry leading European company to provide active pharmaceutical ingredients (API*)

*	New major API company[1] would secure significant API manufacturing and supply capacities that are critical for patients in Europe and beyond

*	The new industry champion would rank #2[2] globally, with approximately €1 billion in expected sales by 2022

*	Headquarters to be located in France and intent for an IPO on Euronext Paris would be evaluated for an anticipated decision by 2022, subject to market conditions

Paris - February 24, 2020 – Sanofi plans to create a major leading European company dedicated to the production and marketing to third parties of active pharmaceutical ingredients (API), which are the essential molecules responsible for the beneficial effects used in the composition of any drug. The project consists of creating a standalone company which would combine Sanofi’s API commercial and development activities with six of its European API production sites : Brindisi (Italy), Frankfurt Chemistry (Germany), Haverhill (UK), St Aubin les Elbeuf (France), Újpest (Hungary) and Vertolaye (France).

With increasing medicine shortages that critically impact patient care, the new entity would contribute to supporting and securing API manufacturing as well as supply capacities for Europe and beyond. In Europe, the new API industry champion is expected to help in balancing the industry’s heavy reliance on API sourced from the Asian region3.

The new company would rank as the world’s second largest API company with approximately €1 billion in expected sales by 2022. It is expected to include 3,100 skilled employees and to be headquartered in France. A planned IPO on Euronext Paris would be evaluated with a decision expected by 2022, subject to market conditions.

Philippe Luscan, Executive Vice President, Global Industrial Affairs at Sanofi, said “Based on the expertise and experience built over decades within our industrial network, this new entity would help ensure a greater stability in supplying drugs to millions of patients in Europe and beyond. With this endeavor, this new entity would be agile as a standalone company, and able to unlock its growth potential, especially in capturing new third-party sales and all the opportunities of a market growing at a pace of 6 % per year4.”

[1]	Subject to consultation with social partners and works councils.
[2]	Source : Company estimates based on comparison with data published in annual reports of major API companies
[3]	CPA Industry Report 2019: 60% of the API worldwide production in volume is located in China and India.
[4]

Source : Future growth estimate based on expert interviews and Technavio Report “Active Pharmaceutical Ingredients Market by Manufacturing Type and Geography – Forecast and Analysis 2020-2024”, Dec. 2019.

By operating independently, the new entity plans to increase its sales to third parties and to expand its partnerships with other pharmaceutical companies in order to take advantage of new growth opportunities and have the ability to deftly adapt to customer needs. The new company would be uniquely positioned to benefit from its significant competitive strengths, including a broad portfolio of both volume and niche products, high standards of quality, competitive pricing, state-of-the-art industrial capabilities and technologies across Europe (including France, Italy, Germany, Hungary, and the United Kingdom) as well as leveraging an extensive commercial network covering more than 80 countries.

Sanofi is fully committed to the new company’s success and intends to establish a long-term customer relationship with the new API supplier and to hold a minority stake of approximately 30% in the new company. To provide the optimal conditions for success, Sanofi intends the new company to be debt free in order to maximize its future investment capacities, and is committed to remaining an important customer.

*About Active Pharmaceutical Ingredients (API):

Active pharmaceutical ingredients or APIs are the chemicals or biologicals which have a beneficial therapeutic effect in a medicine. These are the essential molecules used in the composition and the production of any drug.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Félix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “ambitions”, and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, Sanofi’s ability to complete related transactions and/or obtain regulatory clearances, on the contemplated terms and timeline, volatile economic conditions, market conditions, as well as risks discussed or identified in the public filings with the U.S. Securities and Exchange Commission and the French Autorité des marchés financiers made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2018. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.